CONSENT OF MEGAN O’DONNELL

I hereby consent to the use of my name in connection with the following report, which is being filed as an exhibit to and incorporated by reference into the registration statement on Form 40-F of Cardero Resource Corp. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The technical report dated November 10, 2003 titled “Report on the Chingolo Property, Province of Jujuy, Argentina” (the “Chingolo Report”); and

2.

The annual information form of the Company dated December 3, 2003, which includes reference to my name in connection with information relating to the Chingolo Property and the properties described therein.

DATED  October 20, 2004

"Megan O'Donnel" (signed)

Megan O'Donnell